

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 13, 2021

Benjamin S. Miller
Chief Executive Officer of Fundrise Advisors, LLC
Fundrise Real Estate Investment Trust, LLC
11 Dupont Circle NW, 9th Floor
Washington, D.C. 20036.

> **Re: Fundrise Real Estate Investment Trust, LLC**
> **Offering Statement on Form 1-A**
> **Post-Qualification Amendment No. 5**
> **Filed March 18, 2021**
> **File No. 024-11140**

Dear Mr. Miller:

We have reviewed your amendment and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments.

Post-Qualification Amendment No. 5 to Offering Statement on Form 1-A

Appendix B - Year-End Letter to Investors - 2020, page B-1

1. We note that you have provided return information that appears to aggregate all of the programs sponsored by Rise Companies on the Fundrise platform as well as return information aggregated based on investment objective. Please explain to us in more detail your basis for providing this information and additional detail regarding how you calculated the returns. Please also explain to us the relevance of the aggregated return information, particularly as you have presented it in comparison to the return information of the Vanguard Total Stock Market ETF and Vanguard Real Estate ETF, given the differences between these products. In this respect, we note that an investor cannot invest in the aggregated platform of Fundrise as one could in either Vanguard product and other differences, such as liquidity and fees.

Benjamin S. Miller
Fundrise Real Estate Investment Trust, LLC
April 13, 2021
Page 2

        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact Ronald (Ron) E. Alper at 202-551-3329 or Erin E. Martin at 202-551-3391 with any questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Real Estate & Construction

cc: Mark Schonberger